Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
China BAK Asia Holdings Limited	Hong Kong	100%
Dalian CBAK Trading Co., Ltd.	PRC	100%
Dalian CBAK Power Battery Co., Ltd.	PRC	100%
Dalian CBAK Energy Technology Co., Ltd.	PRC	100%
CBAK New Energy (Suzhou) Co., Ltd.	PRC	90%
BAK Asia Investments Limited	Hong Kong	100%
CBAK New Energy (Nanjing) Co., Ltd	PRC	100%
Nanjing Daxin New Energy Automobile Industry Co., Ltd	PRC	100%
Nanjing CBAK New Energy Technology Co., Ltd	PRC	100%